June 10, 2026

Shao-Lee Lin
President and Chief Executive Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, Massachusetts 02135

        Re: Cue Biopharma, Inc.
            Registration Statement on Form S-3
            Filed June 3, 2026
            File No. 333-296456
Dear Shao-Lee Lin:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Courtney M.W. Tygesson